SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2005

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Shingu Building, 620-2 Shinsa-dong, Gangnam-gu,
Seoul 135-894, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the

INDEX TO EXHIBITS
SIGNATURES
EX-99.1 Non Deal Roadshow IR Materials.ppt

INDEX TO EXHIBITS

EX 99.1. Non Deal Roadshow IR Materials.ppt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD. By /s/ Kwan-Shik Seo Name: Kwan-Shik Seo Title: Chief Financial Officer

Date: May 17, 2005